Registration No. 333-90316
Filed Pursuant to Rule 424(b)(3)

SLM Corporation
Medium Term Notes, Series B
EdNotessm
With Maturities of 9 Months or More from Date of Issue

Pricing Supplement No. 380 (To Prospectus dated January 23, 2003, and Prospectus Supplement dated January 23, 2003)	Trade Date: December 27, 2004 Issue Date: December 30, 2004

The date of this Pricing Supplement is December 27, 2004

INVESTING IN THESE FLOATING RATE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE "ADDITIONAL RISK FACTORS" SECTION OF THIS PRICING SUPPLEMENT AND IN THE "RISK FACTORS" SECTIONS BEGINNING ON PAGE S-5 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT.

CUSIP or Common Code	78490FRY7
Price to Public	100% of the principal amount
Principal Amount	$2,613,000.00
Proceeds to Issuer	$2,586,870.00
Discounts and Commissions	1.00%
Reallowance	0.625%
Dealer	99.25%
Maturity Date	March 15, 2010
Stated Annual Interest Rate	N/A (Floating Rate Note)
Interest Reset Period	Monthly. The first interest period will run from and including the Issue Date to but excluding January 15, 2005.
Interest Rate Determination Dates and Interest Reset Dates	The 15th day of each month during the term of the notes, beginning January 15, 2005.
Day Count Convention	Actual/Actual.
Interest Rate Basis	Consumer Price Index Adjustment Rate (as defined below).
Index Maturity	N/A
Spread	0.95%
Initial Interest Rate	3.49%
Maximum Interest Rate	N/A
Minimum Interest Rate	0.00% per annum with respect to each Interest Reset Period.

Interest Payment Frequency and Dates
Monthly, from and including an Interest Reset Date to and excluding the next succeeding Interest Reset Date, except that the first period shall be the period from and including the Issue Date to but excluding January 15, 2005 (or, if such day is not a business day, the following business day).
Interest Payment Date
The 15th day of each month during the term of the notes, beginning January 15, 2005 (or, if such day is not a business day, the next following business day, in which case interest on that interest payment will not accrue for the period from the scheduled interest payment date to the next following business day on which the interest payment is made).
First Interest Payment Date	January 15, 2005 (or if such day is not a business day, the following business day).
Survivor's Option	No
Callable By Issuer	No
If Callable by Issuer, dates and terms of redemption (including redemption price)	N/A
Additional Amounts	N/A
Original Issue Discount	N/A
Other Material Terms (if any): Calculation Agent	SLM Corporation

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any subsidiary of SLM Corporation (other than
Student Loan Marketing Association) is a government-sponsored enterprise or an instrumentality of the United States of America.

This Pricing Supplement supplements the Prospectus, dated January 23, 2003 (the "Prospectus"), and the accompanying Prospectus Supplement dated January 23, 2003 ("Prospectus Supplement") relating to EdNotes issued by us, SLM Corporation. Capitalized terms which are not defined in this Pricing Supplement have the meanings given to them in the Prospectus or Prospectus Supplement.

The amount of interest payable on the notes issued pursuant to this Pricing Supplement will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and reported on Bloomberg CPURNSA or any successor service.

ADDITIONAL TERMS OF THE NOTES

Calculation of the Interest Rate for the Notes.    The interest rate for the Notes being offered by this Pricing Supplement, for each Interest Period during the term of the Notes other than the initial Interest Period, will be the rate determined as of the applicable Interest Rate Determination Date pursuant to the following formula:

[(CPIt - CPIt-12) / CPIt-12] + Spread

        Where:

    CPIt = Current Index Level of CPI (as defined below), as reported on Bloomberg CPURNSA;

    CPIt-12 = Index Level of CPI 12 months prior to CPIt; and

    Spread = 0.95%.

In no case, however, will the interest rate for the Notes be less than the Minimum Interest Rate listed on page 1 of this Pricing Supplement. The interest rate for the Notes during the initial Interest Period will be 3.49%.

CPIt for each Interest Reset Date is the CPI for the third calendar month prior to such Interest Reset Date as published and reported in the second calendar month prior to such Interest Reset Date or determined as set forth in this Pricing Supplement. For example, for the Interest Period from and including January 15, 2005 to but excluding February 15, 2005, CPIt will be the CPI for October 2004, which was 190.9, and CPIt-12 will be the CPI for October 2003, which was 185.0. The CPI for October 2004 was published by BLS (as defined below) and reported on Bloomberg CPURNSA in November 2004 and the CPI for October 2003 was published and reported in November 2003.

Consumer Price Index.    The amount of interest payable on the Notes on each Interest Payment Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and reported on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average.

The following table sets forth the CPI from January 1998 to November 2004, as published by the BLS and reported on Bloomberg CPURNSA:

MONTH	2004	2003	2002	2001	2000	1999	1998
January	185.2	181.7	177.1	175.1	168.8	164.3	161.6
February	186.2	183.1	177.8	175.8	169.8	164.5	161.9
March	187.4	184.2	178.8	176.2	171.2	165.0	162.2
April	188.0	183.8	179.8	176.9	171.3	166.2	162.5
May	189.1	183.5	179.8	177.7	171.5	166.2	162.8
June	189.7	183.7	179.9	178.0	172.4	166.2	163.0
July	189.4	183.9	180.1	177.5	172.8	166.7	163.2
August	189.5	184.6	180.7	177.5	172.8	167.1	163.4
September	189.9	185.2	181.0	178.3	173.7	167.9	163.6
October	190.9	185.0	181.3	177.7	174.0	168.2	164.0
November	191.0	184.5	181.3	177.4	174.1	168.3	164.0
December		184.3	180.9	176.7	174.0	168.3	163.9

As stated in the risk factors, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future. Actual changes in the CPI may be wider or more confined than those that have occurred in the past.

If the CPI is not reported on Bloomberg CPURNSA for a particular month by 3:00 PM on an Interest Rate Determination Date, but has otherwise been published by the BLS, SLM Corporation, in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using such other source as it deems appropriate.

In calculating CPIt and CPIt-12, the Calculation Agent will use the most recently available value of the CPI determined as described above on the applicable Interest Reset Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Calculation Agent on any Interest Reset Date to determine the interest rate on the Notes (an "Initial CPI") is subsequently revised by the BLS, the Calculation Agent will continue to use the Initial CPI, and the interest rate determined will not be revised.

If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the Notes are outstanding, the CPI is discontinued or substantially altered, as determined in the sole discretion of the Calculation Agent, the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of Treasury's Inflation-Indexed Securities as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, will be determined by the Calculation Agent in accordance with general market practice at the time.

Rounding.    All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or ..0987656) and 9.876554% (or .09876554) would be rounded down to 9.87655% (or .0987655)). All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or .098764) would be rounded down to 9.876% (or .09876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

ADDITIONAL RISK FACTORS

        The Notes are subject to special considerations. An investment in notes indexed to the consumer price index entails significant risks that are not associated with similar investments in conventional floating rate or fixed-rate debt securities. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the consumer price indexed-linked notes and the suitability of the Notes in light of their particular circumstances.

THE INTEREST RATE ON THE NOTES MAY BE LESS THAN THE SPREAD AND, IN SOME CASES, COULD BE ZERO.	Interest payable on the Notes is linked to changes in the level of the CPI during twelve-month measurement periods.

If the CPI does not increase during a relevant measurement period, which is likely to occur when there is little or no inflation, owners of the Notes will receive interest payments for that interest period equal to 0.95%, which is the Spread.

If the CPI decreases during a relevant measurement period, which is likely to occur when there is deflation, owners of the Notes will receive interest payments for that interest period less than the spread. In some cases, owners of the Notes could receive only the minimum interest rate, which is 0.00%.
THE INTEREST RATE ON THE NOTES MAY BE BELOW THE RATE OTHERWISE PAYABLE ON SIMILAR FIXED OR FLOATING RATE DEBT SECURITIES ISSUED BY US.
The interest rate on the Notes, if equal to the Spread or lower, including the minimum interest rate, is below what we would currently expect to pay as of the date of this pricing supplement if we issued non-callable senior debt securities with a fixed or floating rate and similar maturity to that of the consumer price indexed-linked notes. Any interest payable in excess of the minimum interest rate on the Notes will be based upon the difference in the level of the CPI determined as of the measurement dates specified in the formula listed above, plus the Spread.
THE HISTORICAL LEVELS OF THE CPI ARE NOT AN INDICATION OF THE FUTURE LEVELS OF THE CPI AND THOSE LEVELS MAY CHANGE SUBSTANTIALLY.
The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, including on a monthly basis, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

Holders of the Notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

THE INTEREST RATE IS BASED UPON THE CPI. THE CPI ITSELF AND THE WAY THE BLS CALCULATES THE CPI MAY CHANGE IN THE FUTURE OR THE CPI MAY NO LONGER BE PUBLISHED.
There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the consumer price indexed-linked notes, may be significantly reduced. If the CPI is substantially altered (as determined in the sole discretion of the Calculation Agent), a substitute index will be employed to calculate the interest payable on the Notes as described above.

ADDITIONAL UNITED STATES FEDERAL
INCOME TAX CONSIDERATIONS

        Set forth below is a summary of some U.S. federal income tax considerations relevant to the beneficial owner of the Notes that is a U.S. holder (as defined in the accompanying Prospectus Supplement). This summary does not address investors that may be subject to special tax rules or investors that hold the Notes as part of an integrated investment. This summary supplements the discussion contained in the accompanying Prospectus Supplement under the heading "U.S. Federal Tax Consequences to U.S. Holders."

        We intend to treat the Notes as "variable rate debt instruments" for U.S. federal income tax purposes. Assuming the Notes are so treated, under the Treasury regulations governing variable rate debt instruments that bear interest that is unconditionally payable at least annually at a single objective rate, payments of interest on the Notes will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or received, in accordance with the U.S. holder's method of tax accounting. In the case of a U.S. holder that uses the accrual method of tax accounting, the amount of interest accrued during an accrual period will be determined by assuming that the Notes bear interest at a fixed interest rate that reflects the yield that is reasonably expected for the Notes, and the interest allocable to the accrual period will be adjusted to reflect the interest actually paid during the accrual period. A U.S. holder may submit a written request to the address set forth under "Where You Can Find More Information" in the accompanying Prospectus Supplement to obtain the "reasonably expected" rate for the Notes. Assuming the Notes are treated as variable rate debt instruments, upon the disposition of a Note by sale, exchange, redemption, or repayment of principal at maturity, a U.S. holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest) and the U.S. holder's adjusted tax basis in the Notes. Prospective investors should consult the discussion under the heading "U.S. Federal Tax Consequences to U.S. Holders—Tax Consequences to U.S. Holders—Sale, Exchange or Redemption of the Notes" in the accompanying Prospectus Supplement.

        Alternatively, it is possible that the Notes could be treated as "contingent payment debt instruments" ("CPDI") for U.S. federal income tax purposes. Under the CPDI rules, a U.S. holder would be required, among other matters, to include in income each year an accrual of interest at a "comparable yield" (determined at the time of issuance of the Notes) for a comparable non-contingent note issued by us. To the extent the comparable yield were to exceed the interest actually paid on a Note in any taxable year, a U.S. holder would recognize ordinary interest income for that taxable year in excess of the cash actually paid on the Note during that taxable year and such excess would increase the U.S. holder's tax basis in the Note. In addition, any gain realized by a U.S. holder on the sale or other taxable disposition of a Note (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as capital gain.

        The preceding discussion is only a summary of some of the tax implications of an investment in the Notes. Prospective investors are urged to consult with their tax advisors prior to investing to determine the tax implications of such investment in light of each such investor's particular circumstances.